UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

VOICE ASSIST, INC.

(Name of Issuer)

Common Stock

(Title of Securities)

92863D

(CUSIP Number)

Paul Arena

c/o Augme Technologies, Inc.

350 7th Avenue, 2nd Floor

New York, New York 10001

(855) 423-5433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92863D

1.	Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Augme Technologies, Inc. 20-0122076

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,666,666*

	8.	Shared Voting Power Not Applicable

	9.	Sole Dispositive Power 2,666,666*

	10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,666,666*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) CO

*Includes 1,333,333 shares of common stock and a warrant for the purchase of 1,333,333 shares of common stock at an exercise price of $0.50 per share with a term of five years.

Item 1.                               Security and Issuer

Common stock, $0.001 par value, of Voice Assist, Inc. (the “Issuer”).  The Issuer’s address is 2 South Pointe Drive, Suite 100, Lake Forest, California 92630.

Item 2.                               Identity and Background

(a)         This statement is filed by Augme Technologies, Inc. (the “Reporting Person”).

(b)         The Reporting Person’s address is 350 7th Avenue, 2nd Floor, New York, New York 10001.

(c)          The Reporting Person is a Delaware corporation engaged in the business of providing strategic services and mobile marketing technology to leading consumer and healthcare brands.

(d)         During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)          During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                               Source and Amount of Funds or Other Consideration

The Reporting Person purchased the securities using its working capital.  The Reporting Person paid $0.15 per unit and purchased 1,333,333 units in a private offering on May 14, 2012.  Each unit consisted of one share of common stock and a warrant for the purchase of one share of common stock at an exercise price of $0.50 per share.  The warrant has a term of 5 years.

Item 4.                               Purpose of Transaction

The Reporting Person purchased the securities for investment purposes and not with the intent of changing control of the Issuer.  While the Reporting Person has no immediate plans to acquire additional securities of the Issuer, the Reporting Person may continue to invest in the Issuer’s securities.  In doing so, the Reporting Person acknowledges that it may be deemed to have substantial influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors.

Item 5.                               Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 2,666,666 shares, or approximately 6.2%, of the Issuer’s common stock.  The Reporting Person has the sole power to vote and to dispose of the shares it owns.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of this report.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person.  None of the Reporting Persons officers or directors has an interest in the Issuer.

Item 6.                               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                               Material to be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2012

AUGME TECHNOLOGIES, INC.

/s/ Paul R. Arena
Paul R. Arena, Chief Executive Officer